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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.___)

                             Cohoes Bancorp, Inc.
                           (Name of Subject Company)

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                             Cohoes Bancorp, Inc.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   192513 10 9
                     (CUSIP Number of Class of Securities)

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                                HARRY L. ROBINSON
                     PRESIDENT & CHIEF EXECUTIVE OFFICER
                               COHOES BANCORP, INC.
                                 75 REMSEN STREET
                              COHOES, NEW YORK 12047
                                 (518) 233-6500
          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                                WITH A COPY TO:
                         GERALD F. HEUPEL, JR., ESQ.
                            PHILIP R. BEVAN, ESQ.
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                             734 15TH STREET, N.W.
                            WASHINGTON, D.C. 20005
                                (202) 347-0300

/X/ CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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Cohoes Bancorp, Inc.                      Contact: Harry L. Robinson
75 Remsen Street, Cohoes, N.Y. 12047               President & Chief Executive
                                                   Officer
                                                   Tel: (518) 233-6565
                                                   Fax: (518) 233-6575

                          P R E S S   R E L E A S E
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Contact Person:
Harry L. Robinson, President




         COHOES BANCORP BELIEVES AMBANC'S PROPOSED OFFER IS INADEQUATE,
                     AMBANC LACKS FINANCIAL CAPABILITY


     Cohoes Bancorp, Inc (Nasdaq NMS: COHB) announced today that its Board had previously reviewed Ambanc's earlier proposals of $14.75 and then $15.25 per share in accordance with the fiduciary duties of the Cohoes Board. "We believe Ambanc Holding Co., which has only $75.4 million of total net worth at March 31, 2000, did not have the financial capability to complete its lower proposals to acquire Cohoes, let alone a deal at $16.50 per share," stated Harry L. Robinson, President of Cohoes.
     "We also believe that Ambanc's proposed price is still grossly inadequate on price as it represents only 107% of our June 30, 2000 book value, and that there would be numerous legal and regulatory impediments to any proposal Ambanc would make," continued Mr. Robinson.
     "We believe Ambanc is merely trying to prevent the successful completion of our merger of equals with Hudson River Bancorp. Our combination with Hudson River will create a strong, attractive franchise, will increase earnings per share and will benefit all of our shareholders," concluded Mr. Robinson.

     This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainty. It should be noted that a variety of factors could cause the combined company's actual results and experience to differ materially from the anticipated results or expectations expressed in the forward-looking statements. Cohoes does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.
     Hudson River has filed a Registration Statement on Form S-4 concerning the merger with the United States Securities and Exchange Commission which includes the joint merger proxy statement/prospectus mailed to shareholders. In addition, Cohoes intends to file a Solicitation/Recommendation Statement with the United States Securities and Exchange Commission in response to any Tender Offer Statement to be filed by Ambanc Holding Co., Inc. or TrustCo Bank Corp NY. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are currently able to obtain the Form S-4 Registration Statement and will be able to obtain the Solicitation/Recommendation Statements when filed, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Cohoes are available free of charge from the Secretary of Cohoes at 75 Remsen Street, Cohoes, New York 12047, telephone (518) 233-6500.
     Cohoes and Hudson River and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Cohoes-Hudson River merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE S-4 REGISTRATION STATEMENT FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000, AS AMENDED, AND DOCUMENTS FILED UNDER RULE 425 WITH THE SEC ON JULY 20, 2000 AND JULY 27, 2000.